United States
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                          NOTIFICATION OF LATE FILING

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                         Commission File Number 1-13507

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                            American Skiing Company
             (Exact name of registrant as specified in its charter)
        Delaware                                        04-3373730
(State or other jurisdiction of             (I.R.S. Employer Identification No.)
incorporation or organization)

                      136 Heber Ave., #303, P.O. Box 4552
                             Park City, Utah 84060
                    (Address of principal executive office)
                                   (Zip Code)

                                 (435) 615-0340
                                 www.peaks.com
              (Registrant's telephone number, including area code)

(Check One):
            [ ] Form 10-K  [ ]  Form 20-F  [ ] Form 11-K
            [X] Form 10-Q and Form 10-Q5B  [ ] N-SAR

[ ] Transition Report on Form 10-K [ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR for the transition period ended:

Read instruction (on back page) before preparing form. Please print or type. NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing check above, identify the item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

American Skiing Company
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Full Name of Registrant

ASC Holdings, Inc.
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Former Name if Applicable

136 Heber Ave., #303, P.O. Box 4552
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Park City, Utah 84060
City, State and Zip Code

PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be complete. (Check box if appropriate)

[X]a The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[ ]b The subject annual report, semi-annual report, transition report or Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[X] The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

See attached press release dated October 15, 2002. Due to the fact that the Registrant's financial statements for the 2002 fiscal year have not yet been completed, the Registrant will be delayed in completing financial statements for the first quarter of fiscal 2003.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Foster A. Stewart, Jr.              207                           773-7934
----------------------           -----------                 -------------------
(Name)                           (Area Code)                  (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s)
                                                                  [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?

                                                                  [X] Yes [ ] No

        If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why reasonable estimate of results cannot be make.

    The Company is unable to give a narrative or quantitative description at this time due to the ongoing audit of its financial results for the last fiscal year and the required re-audit of corresponding periods from its two previous fiscal years.

                            American Skiing Company
                  (Name of Registrant as Specified in Charter) has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: December 11, 2002                           By: /s/ Foster A. Stewart, Jr.
                                                  ------------------------------
                                                  Foster A. Stewart, Jr.
                                                  Secretary and General Counsel

Exhibits

99.1     Press Release dated October 15, 2002
99.2     Letter from KPMG, LLP dated October 15, 2002